                           COVER-ALL TECHNOLOGIES INC.
                55 LANE ROAD, SUITE 300 o FAIRFIELD, N.J. o 07004
                     PHONE: 973.461.5200 o FAX: 973.461.5257






                                February 10, 2006


VIA EDGAR
---------

Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

        Re:     Cover-All Technologies Inc.
                Form 10-K for Fiscal Year Ended December 31, 2004
                Filed March 25, 2005
                File No. 000-13124

Dear Mr. Skinner:

On behalf of Cover-All Technologies Inc., a Delaware corporation ("Cover-All" or the "Company"), we are transmitting responses to your letter of additional comments dated January 13, 2006, relating to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the "10-K").

The responses are numbered to correspond to the numbers and headings of the paragraphs set forth in your January 13, 2006 letter (which are reproduced after our Preliminary Introductory Statement below).

PRELIMINARY INTRODUCTORY STATEMENT

In our prior responses to your letters of comments dated August 23, 2005 and November 2, 2005, we used the terms "multiple element agreements", referring to multiple element arrangements, or MEA, and "initial (bundled) post-contract customer support (PCS) services" (IBPCS) interchangeably. After carefully reviewing your third letter of comments, dated January 13, 2006, we have refocused our attention on the precise nature and distinction between these two alternative contractual relationships. In AICPA SOP 97-2, SOFTWARE REVENUE RECOGNITION, paragraph 9 refers to contractual software arrangements which contain multiple deliverables, such as software products, upgrades/enhancements, post-contract customer support (PCS) or other types of services.

In SOP 98-9, which amends SOP 97-2, paragraph 5 states that the SOP applies only to MEAs in which a software element or other delivered element is sold only in combination with one or

                                                                Mr. Brad Skinner
                                                               February 10, 2006
                                                                          Page 2




more other elements as part of one agreement (provided, also, that vendor-specific objective evidence (VSOE) of fair value does not exist for one or more of the delivered elements and that there is VSOE of the fair value of each of the undelivered elements determined under SOP 97-2). Paragraph 13 of SOP 98-9, which provides certain background to the adoption of SOP 98-9, states that the AcSEC deliberated the need for verifiable fair values of each of the elements in an MEA and identified the result, SOP 97-2, as "unbundling guidance." Yet IBPCS is not defined in SOP 97-2 or in SOP 98-9, but it appears in the TPA 5100.54, in connection with multi-year time-based software licenses. We interpret IBPCS to include arrangements, i.e., product software licenses with joint mandatory linked or tied PCS services contract(s), that must be purchased together, although they may contain variable durations, concurrent conditions and provisions subsequent and precedent, depending upon the negotiated terms.

Based on what we believe are inherent distinctions between MEAs and IBPCS, it is our position that although our arrangements are clearly MEAs, they may not be classified as IBPCS. We base this determination in part on the following characteristics of our business:

First, the software products that we license enable our customers to rate, issue, print and support the entire life cycle of insurance policies, and these products require no pre-sale customized installation or implementation, nor do they require any post-sale support, customization or enhancements to make the product work. Once we have delivered the software program and installed the product in the customer's database system, we have a legal contractual right to payment. We do not offer financing or credit terms, nor do we discount the price of the software license depending upon the sale of other peripherals, support, enhancements, updates or upgrades. We do not offer any side agreements. We have an obligation to ensure that the delivered software program is running properly within the customer's computer database system, but unless a maintenance or support agreement is in place we have no further obligations to the customer other than to abide by the terms of the license agreement.

Second, customers often purchase PCS services from us, which typically include updating the software by incorporating recent insurance rate and rule changes in the software product solutions, including analyzing the changes, developments, quality assurance, documentation and distribution of insurance rate and rule changes. These are services which a customer can provide internally or can obtain through other service providers, but we believe that our expertise in the insurance industry and knowledge of the software make us an attractive and logical choice for the provision of PCS services. When customers purchase PCS services from us, we typically incorporate the terms of such arrangement into the body of the license agreement, but sometimes PCS services are sold in separate agreement. In no case, however, is it required that any customer purchase PCS services from us in order for the customer to either obtain the license from us in the first place or make productive use of the software once purchased. Moreover, our customers separately negotiate the price of the license agreement and of our PCS services. Finally, PCS services may be deliverable for periods less than the product license term or on a

                                                                Mr. Brad Skinner
                                                               February 10, 2006
                                                                          Page 3




sequential basis that corresponds to certain product development enhancements, modifications or replacements during the license term. In fact, we typically offer annual PCS services that have a one-year initial term and are automatically renewable each year thereafter (i.e., even when the stated term of the license agreement is expressed as five years, the PCS services element is expressed as five one-year terms, and the customer can terminate the PCS services agreement at the end of any year within that period without penalty and without any further contractual liability). Notwithstanding the disposition of the PCS services agreement, the customer owns the product license in accordance with the terms of the license.

Therefore, for the reasons set forth above, it is our view that we do not engage in selling or marketing joint or tied-in services with product licenses, or alternatively, we do not offer IBPCS, initial (bundled) PCS services, as described in TPA 5100.54.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE F-9

1. YOUR RESPONSE TO PRIOR COMMENT NUMBER 2 INDICATES THAT YOU BELIEVE THAT THE RENEWAL TERMS OF THE MULTI-YEAR TIME-BASED LICENSES WITH BUNDLED PCS SERVICES FOR A PORTION OF THE LICENSE PERIOD CAN BE USED TO ESTABLISH VSOE OF THE PCS THAT IS BUNDLED FOR THE ENTIRE LICENSE TERM. PLEASE EXPLAIN TO US YOUR PRICING METHODOLOGIES FOR EACH OF THESE MULTI-YEAR TIME-BASED ARRANGEMENTS. FOR EXAMPLE, TELL US WHETHER THE AMOUNT YOU CHARGE FOR THE INITIAL LICENSE TERM IS THE SAME UNDER ARRANGEMENTS THAT INCLUDE PCS FOR A PORTION OF THE TERM AS IT IS UNDER THOSE THAT INCLUDE PCS FOR THE ENTIRE TERM. PLEASE NOTE THAT WHEN USING THIS METHOD TO ESTABLISH VSOE YOU MUST ALSO MEET THE SUBSTANTIVE TEST AS DESCRIBED IN TPA 5100.54 FOR THE MULTI-YEAR TIME-BASED LICENSE WITH BUNDLED PCS SERVICES FOR A PORTION OF THE LICENSE PERIOD.

        RESPONSE:

        All our multi-year time-based contracts consist mainly of three separate and distinct elements: license, maintenance (PCS) services and professional services.

        In all our multi-year time-based contracts, Cover-All grants to its customers a personal, non-exclusive, non-transferable non-refundable license for the duration of the license term (typically five years) to use the software (including all associated documentation) solely for the customer's internal business operations and for use on the customer's data processing equipment and at the customer sites or sites. Upon expiration of the multi-year time-based license, the customer is typically offered a perpetual license.

                                                                Mr. Brad Skinner
                                                               February 10, 2006
                                                                          Page 4




        All license fees charged are based on a standard pricing list and pricing model. The negotiated fee is based on the various software components: lines of business, the number of states licensed and the number of users. The license fees charged for a multi-year time-based and perpetual license are substantially the same because the fees are calculated using the same price list and model. The amounts charged for software licenses are the same under arrangements that include annual PCS services that are renewable for a portion of the term as they are for arrangements that include annual PCS services that are renewable for the entire term. The license fee is typically invoiced upon signing or delivery.

        In our multiple element agreements, Cover-All may provide maintenance PCS services. These PCS services are not mandatory. We typically offer annual PCS services that have a one-year initial term and are automatically renewable each year thereafter.

        (Please note that in our December 2005 correspondence to you, we indicated that "more typically, our initial multiple element agreements include ... PCS ... services for a period that is relatively long (five years) compared to the term of the software license (five years or perpetual)." While our customers generally purchase PCS services from us for a period equal to the term of the software license (i.e., typically five years), the underlying written agreements actually provide for initial terms of one year and are automatically renewable each year thereafter. In fact, the price terms of the PCS services are separately negotiated and are quoted on a yearly basis, and the customer can terminate the PCS services agreement at the end of any year within that period without penalty and without any further contractual liability.)

        The PCS services are quoted on an annual basis in all of our contracts and are subject to customary annual increases. The annual amounts charged for PCS services are the same under arrangements that include annual PCS services that are renewable for a portion of the license term as they are for arrangements that include annual PCS services that are renewable for the entire license term. The negotiated PCS services fees are based on standard percentages of the license fees for the software components and lines of business. Support fees are invoiced annually or quarterly in advance for each support term.

        For these reasons and the reasons stated below, we believe that under the strict or limiting definition of IBPCS (i.e., mandatory tied-in selling), we do not offer IBPCS services. However, if the definition of IBPCS services were defined by the AICPA to be broader or encompassing all multiple element agreements (MEAs), then we believe that the annual renewal rates for PCS services are substantive in accordance with TPA 5100.54 and therefore constitute VSOE of fair value of such services.

2. WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT NUMBER 3 AND IT REMAINS UNCLEAR TO US HOW

                                                                Mr. Brad Skinner
                                                               February 10, 2006
                                                                          Page 5




        YOU ARE ABLE TO CONCLUDE THAT ANNUAL RENEWALS SUBSEQUENT TO THE INITIAL FIVE-YEAR MAINTENANCE TERM IN YOUR PERPETUAL LICENSE ARRANGEMENTS ARE SUBSTANTIVE. PLEASE EXPLAIN TO US HOW THE RENEWAL RATE IS CONSIDERED SUBSTANTIVE CONSIDERING THAT THE INITIAL BUNDLED PCS PERIOD AND THE ECONOMIC LIFE ARE EQUIVALENT. APPLYING TPA 5100.54 BY ANALOGY, WE NOTE THAT THE PERIOD OF INITIAL BUNDLED PCS SERVICES IS RELATIVELY LONG COMPARED TO THE ECONOMIC LIFE OF THE SOFTWARE AND THE AGGREGATE RENEWAL TERM IS LESS THAN THE INITIAL BUNDLED PCS PERIOD.

        RESPONSE:

        We believe that it more appropriate to characterize the length of initial maintenance term in our five-year license arrangements as five consecutive one-year terms and not a five year term. We offer our customers at the conclusion of their five-year license term a perpetual license, and the PCS services offered by us at that time are in the form of a one-year arrangement, with one-year renewal(s).

        As stated above, we offer PCS services based upon one year commitments. Typically, these one year agreements are offered along with consecutive one-year automatic renewals. The number of automatic renewal periods vary from contract to contract. In most cases, the consecutive one-year renewal periods extend for a time frame (five years) that will provide uninterrupted support services over the license term. The customer, however, has the option during the license term pursuant to the termination provisions of the contract to cancel PCS services. The customer also has the option to not accept the PCS services as of the contract date.

        The PCS services offered at the end of the initial license term are the same one-year commitments with one-year automatic renewals. It is in the year after a customer has purchased a perpetual software license that our PCS services are sold separately to our customers at a price that is the same as when the PCS services are sold along with our software licenses as part of our multiple element agreements. (SOP 97-2, paragraph 10). Paragraph 57 of SOP 97-2 provides that if multiple element software arrangements include explicit or implicit rights to PCS, the total fees from the arrangement should be allocated among the elements based on VSOE of the fair value in conformity with paragraph 10 thereof.

        Our PCS services consist mainly of centralized support services, error correction services and bureau updates. These services should not be considered to have a certain economic life. The licensed software components and lines of business have an economic life but the maintenance services remain constant. Cover-All maintains various versions of its software. The PCS services for the various versions are essentially the same (break/fix and bureau updates). And, as our agreements contain explicit rights to PCS, we do in fact allocate the fees we receive under these agreements in accordance with paragraph 10 of SOP 97-2.

                                                                Mr. Brad Skinner
                                                               February 10, 2006
                                                                          Page 6




        Accordingly, we believe that the renewal rate for PCS services provides VSOE of the fair value included in our multi-year time-based contracts in accordance with paragraphs 10 and 57 of SOP 97-2.

        Our PCS renewal rate and term are substantive because we satisfy each of the items specified by TPA 5100.54:

        1.) The period of the initial PCS services is not relatively long compared to the term of the software license - Our contracts separately and distinctly state the initial PCS services term of only one year.

        2.) The aggregate PCS renewal term is not less than the initial PCS period - The initial PCS services term is one year, and the renewal terms are one year.

        3.) Our PCS renewal rate is not significantly below our normal pricing practices in combination with time-based software license that is a relatively short period - Our initial PCS rate is substantially the same as our PCS renewal rate.

        SUMMARY AND CONCLUSION

        Under SOP 97-2, software license revenue is generally recognizable if no significant production, customization or modification of software is required, if the remaining undelivered elements of the parties' arrangement are not essential to the functionality of the software and if the following four basic criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery of the software has occurred; (iii) the vendor's fee is fixed and determinable; and (iv) collectibility is probable. We believe that the software license revenue recognized from software licenses offered to our customers meet each of these criteria. Our product lines and licensing agreements do not require significant production, modernization or customization, nor do we link specialized services that are essential to the functionality of the delivered insurance software products. More importantly, the critical determinant is that our customers have been delivered software with the functionality that they have agreed to purchase under the software license.

        In conclusion, although our arrangements contain multiple elements, these arrangements are not bundled. Moreover, we are able to use the renewal rate of our PCS services to establish VSOE of fair value of these services because the renewal rate (and term) of the PCS services are substantive.

                                      * * *

                                                                Mr. Brad Skinner
                                                               February 10, 2006
                                                                          Page 7




Please call the undersigned at (973) 461-5190 or David E. Weiss of DLA Piper Rudnick Gray Cary US LLP at (212) 835-6157 if you have any questions or require further information. Please advise us if we can further assist you in the review of the above-referenced document.


                                        Very truly yours,

                                        /S/ ANN F. MASSEY

                                        Ann F. Massey
                                        Chief Financial Officer




cc:     John W. Roblin, President and Chief Executive Officer
        David E. Weiss, Esq.